June 8, 2011
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Dear Mr. Rosenberg:
This letter is submitted on behalf of Human Genome Sciences, Inc. (the “Company”, “HGS” or “we”) in response to the comments that you provided on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter dated May 10, 2011. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter. For your convenience, your comments have been reproduced in bold below, together with the responses. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Company’s filings.
Form 10-K for the fiscal year ended December 31, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Expenses, page 41
1.	In order to help us evaluate your disclosure about your research and development activities, please provide us the following information:
•	Explain to us how you use functional area expenditures to evaluate and prioritize your research and development activities. Also, tell us how you monitor development progress for individual projects.
•
As you disclose on page 42 that you do not maintain a formal accounting system that captures or allocates all costs, both direct and indirect, on a per-project basis, provide us a listing by project of the costs you actually track at that level for each of the last three years and reconcile those project costs to the totals presented on your financial statements. If you do not track any costs at the project level, please tell us how you were able to explain that the changes in the various types of research and development expenditures in your yearly operating results comparison relate to specific projects.

•	For each project in the table on page 46, identify the significant patents associated with the project and their expiration date.

Response:
In response to the Staff’s comment letter dated January 3, 2005, we added new disclosures to our Management’s Discussion and Analysis (“MD&A”) that were intended to provide additional information regarding our research and development activities and related costs by type of cost incurred, meaning by functional area category (research, pharmaceutical sciences, manufacturing and clinical development). These functional categories generally represent the research and development life cycle of a biotechnology product. The primary purpose for tracking functional area expenditures is to track and manage our actual expenses in an organized and logical way. Managing our expenses in this functional way enables us to evaluate and appropriately set the relative level of expense across the research and development continuum and to establish appropriate expense levels within each functional area. We prioritize our activities based upon an evaluation of many factors, including, but not limited to, scientific rationale and our expertise in any particular disease area, drug development and regulatory pathways, and commercial market opportunity. We generally monitor development progress by evaluating the completion of pre-clinical (research) activities, scale-up (pharmaceutical sciences), clinical manufacturing, clinical trial advancement from Phase 1 through Phase 3 and regulatory progress.
Also in response to the Staff’s 2005 Comment Letter, we added new disclosures to MD&A that were intended to provide additional information regarding our clinical progress. As disclosed on page 46, we disclose the status of our clinical projects and disclose that our expenses typically increase as our drug candidates move to later phases of clinical development. We believe that disclosing the status of our clinical projects is useful to our investors as a way to gauge past or future clinical expense levels. The absolute level of our clinical development costs, which includes our clinical trial costs, is disclosed on page 43.
We are not providing herein a project listing and cost summary. As we have disclosed on page 42, we do not maintain a formal accounting system that captures or allocates all costs, both direct and indirect, on a per-project basis. In 2009, we did start to formally track our manufacturing costs on a per-drug basis to coincide with the start of production of potentially commercial inventory (for BENLYSTA). As you requested (see response to question 4), we will be providing the amount of expensed BENLYSTA inventory on hand in future filings. Outside of our formal accounting system, we do capture labor hours and certain outside service costs on a per-project basis for research and development activities as a means to approximate personnel and other costs solely for the purpose of our MD&A disclosure. Labor hours are not valued based on individuals’ salaries, therefore the allocation of costs to each project are merely estimates. The principal projects that are included in this evaluation are those that are in clinical development, as the costs of such projects become significant and increase as Phase 1 begins. Those projects are disclosed on page 46.

This per-project information is not intended to have a high level of precision. It is not used by management to prioritize projects, allocate resources or make decisions regarding projects. This information is maintained solely for the purposes of understanding the principal activities and broad trends within the functional areas in order to provide for the disclosures in MD&A. The estimated per-project costs, although not precise, have to date been sufficient to explain changes in yearly operating results within the various functional areas. Given the approximate nature of the per-project costs, we do not believe that they should be disclosed.
The projects listed in the table on page 46 include our marketed product BENLYSTA, our raxibacumab product that we deliver to the Strategic National Stockpile (“SNS”) under contract with the U.S. Government, two compounds under clinical development (HGS1029 and HGS-ETR1), our discontinued compound ZALBIN, and our Phase 1 HGS-ETR2 compound for which further development is not anticipated.
With respect to patents, we are providing the following information regarding the significant patents for BENLYSTA (which is marketed) and raxibacumab (which is sold to the U.S. Government) but not for the other clinical and discontinued compounds. This information is based on our current assessment of patents that we own, control, or have exclusively licensed, and is subject to revision in the event of changes in the law, legal rulings affecting our patents, or the issuance of additional pending patent applications.
BENLYSTA
We and our collaborator, GlaxoSmithKline (“GSK”), have patents and patent applications directed to compounds targeting BLyS, including BENLYSTA, in the United States and other countries. These patents and patent applications cover BENLYSTA as well as various methods of using the product. The principal patents covering BENLYSTA generally expire between 2016 and 2023 in the United States and between 2016 and 2021 in the rest of the world, subject to any available patent term extensions and supplemental protection certificates that may be obtained.
Raxibacumab
We have patents and a patent application in the United States covering raxibacumab as well as various methods of treatment using the product. The U.S. patents covering raxibacumab expire between 2023 and 2026, subject to any available patent term extensions that may be obtained.
We note that the above information regarding BENLYSTA is consistent with the information previously provided in “Item 1. Business” section on page 8 that certain patent rights regarding BENLYSTA are expected to expire by 2023, with the potential for later expiration that may result from any issuance of additional patents and/or patent term extensions.

Notes to Consolidated Financial Statements
(NOTE D) — Collaborations and U.S. Government Agreement
U.S. Government Agreement, page F-19
2.
Your agreement with BARDA calls for the delivery of raxibacumab doses to the U.S. Strategic National Stockpile, or SNS, even though FDA approval has yet to be received. On page 19 you disclose that the Complete Response Letter from the FDA indicates that raxibacumab would not be approved in its present form and requested additional studies and data. Although you disclose that you continue to work through the various issues posed by the FDA, please explain to us whether the raxibacumab doses delivered to the SNS are returnable to you for any reason, including failure to obtain FDA approval. In your response, please explain whether you must replace the existing stockpile doses if the formulation changes as a result of the FDA approval process. If the doses already delivered are returnable for any reason, please explain to us how your recognition of revenue for product sales complies with GAAP, in light of the requirements of ASC 605-15-25-lf, 25-2 and 25-3 to have the ability to reasonably estimate returns, and reference for us the authoritative literature you rely upon to support your accounting. If applicable, please also address in your response the “other factors” discussed within SAB 13:A4b. In addition, although you disclose that you shipped raxibacumab to the SNS, it is unclear whether you shipped these doses to BARDA or whether you “shipped in place” the product by segregating it in your warehouses under a bill and hold arrangement. To the extent that you physically possess the product or that you are required to rotate the stock to maintain unexpired product and you rely upon the alternative accounting method prescribed in Interpretive Release No. 33-8642, please provide us proposed revised disclosure to be included in future periodic reports that provides all the disclosures required by Section IV of that Release.

Response:
HGS recognizes revenue from raxibacumab shipments in accordance with SAB Topic 13:A, specifically upon delivery of product to the SNS. We consider product to be delivered when BARDA completes its inspection of shipped product and formally communicates its acceptance to HGS. Aside from product recall, once delivery has occurred, product may not be returned to HGS for any reason including failure to obtain FDA approval. Furthermore, we have no obligation to replace existing SNS doses if the formulation changes during the FDA approval process.
Per our agreement with BARDA, raxibacumab shipments are all physically delivered to SNS locations. Accordingly, HGS does not utilize a bill and hold arrangement, nor do we manage inventory (e.g. rotate the stock) on BARDA’s behalf. Please see our proposed disclosure in Exhibit A for additional information.

Form 10-Q for the Quarterly Period Ended March 31, 2011
Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Product sales, page 7
3.
You disclose in MD&A that the FDA approved BENLYSTA for the treatment of adult patients with active, autoantibody-positive SLE on March 9, 2011 and that you recognized your first product sales in March 2011. In a press release dated March 9, 2011 furnished as an exhibit to Form 8-K on March 10, 2011 you disclose that BENLYSTA is the first new drug for SLE in more than 50 years and you characterize this therapy as novel. Please address the following comments:

•
You disclose that you do not recognize revenue upon product delivery to specialty distributors but instead defer revenue recognition of BENLYSTA product sales until shipped to physicians or their clinics. You also disclose that wholesaler orders are drop-shipped directly to the healthcare providers and that revenue is recognized upon that delivery to the healthcare providers. Please tell us your basis for recognizing product sales of BENLYSTA and reference for us the authoritative literature you rely upon to support your accounting. As your disclosed policy is to accept returns of expired product up to 12 months subsequent to its expiration date, please tell us whether healthcare providers can return product to you directly or through your distribution channel. If so, please demonstrate to us how you are able to make reasonable estimates of product returns, as stipulated in ASC 605-15-25-lf, 25-2 and 25-3, in light of this “novel therapy” being your first commercialized product. If applicable, please also address in your response the “other factors” discussed within SAB 13:A4b.

Response:
General revenue recognition criteria
We recognize revenue once we meet all four revenue recognition criteria as described in SAB Topic 13:A. At the time of shipment to a specialty distributor or when drop-shipped to a healthcare provider on behalf of a wholesaler, persuasive evidence of an arrangement exists, delivery has occurred, and collectability is reasonably assured. However, at the time of shipment to a specialty distributor, the price is not fixed or determinable, given the return rights provided to such distributors and our current inability to estimate returns from those distributors.
Therefore, we recognize revenue upon shipment to healthcare providers (either through the distributor or wholesaler channel). This approach is frequently referred to as the “sell-through” revenue recognition model. Under the sell-through approach, because specialty distributors hold product inventory, revenue is recognized when those distributors ship to healthcare providers. By contrast, wholesalers do not hold inventory, so revenue is recognized upon drop-shipment directly to healthcare providers. Thus, revenue is recognized under both channels at the same time (upon shipment to the healthcare provider).

We believe all four revenue recognition criteria below are satisfied at the time the product is shipped to the healthcare provider. For sales to distributors, although the criteria mentioned in the first three bullets below are met upon shipment to the distributor, we do not recognize revenue until the criteria noted in the fourth bullet (fixed or determinable selling price) has been met.
•	Persuasive evidence of an arrangement exists. Product shipment is only initiated by receipt of a formal purchase order from a contracted distributor or wholesaler.
•
Delivery has occurred. Per distributor and wholesaler contract terms, BENLYSTA is shipped F.O.B. Shipping Point. Title and risk of loss are transferred upon shipment to distributors (i.e. prior to sell-through to healthcare providers). For product ordered through wholesalers, title and risk of loss are transferred upon drop-shipment to healthcare providers (i.e. at sell-through).

•
Collectability is reasonably assured. Because BENLYSTA is only contracted with select distributors and wholesalers, our collectability risk is limited to a small number of relatively large, established customers rather than individual healthcare providers. Moreover, regular credit reviews are performed to ensure customers are credit worthy prior to selling BENLYSTA to a customer.

•
The seller’s price to the buyer is fixed or determinable. The price is fixed or determinable at the time of shipment to the healthcare provider. At that point, any returns and rebates can be reasonably estimated. Please see discussion below regarding returns and sales deductions.

Although BENLYSTA is novel from a therapeutic standpoint, the type of product, method of administration (infusion), target healthcare provider, and distribution model are not novel, but rather similar to that of certain other marketed drugs. This, coupled with the cost of the drug to the healthcare provider, provides us a reasonable basis to estimate a necessary returns reserve at the time of shipment to healthcare providers, as described below in further detail. BENLYSTA is a large molecule drug (i.e. biologic) that requires infusion by a healthcare provider. Rheumatologists and other specialty physicians in both clinic and hospital settings will be the primary prescribers. Generally, these healthcare providers will purchase BENLYSTA and, upon consumption, seek payor reimbursement (i.e. buy and bill model). These are all characteristics comparable to existing marketed, infused biologic drugs in rheumatology, oncology, and other specialty segments.

Estimating returns
As discussed above, we do not believe we can currently reasonably estimate the returns for product shipped to the specialty distributors. As a result, we do not believe it is appropriate to recognize revenue until the product has been shipped to the healthcare providers. Once BENLYSTA is shipped to the healthcare providers, those providers may return expired product up to 12 months subsequent to the expiration date either directly to a contracted third-party returns agent or through a contractual distributor. The right of return guidance in ASC 605 indicates that revenue generally may be recognized at the time of sale when the buyer has the right to return a product or receive a refund of consideration paid to the vendor if a reasonable estimate of future returns or refunds can be made pursuant to the provisions of the rights of return. After giving consideration to the factors discussed in return guidance in ASC 605-15-25-3, we believe we have the ability to make a reasonable estimate of these returns based on the following factors:
•
Once the product is shipped to the healthcare provider, we believe consumption of that product is probable. It is our experience that the healthcare providers have little patient care incentive or financial incentive to hold or build product inventory. Specifically:

1.
Patients do not get infused product on an emergency basis, but rather schedule their once-monthly infusions in advance, which enables healthcare providers to plan the dosing of their patients in an orderly manner.

2.	Healthcare providers can usually obtain product within one business day (i.e. just-in-time basis) given the attributes of the biologics supply chain.
3.	Healthcare providers are not required to purchase minimum quantities (e.g. cases). They may customize their purchase by ordering individual vials.
4.	BENLYSTA’s approved dose is a “fixed” weight-based dose, so the amount of product needed for a patient’s infusion is predictable when a healthcare provider places an order.
5.
Given BENLYSTA’s price to the healthcare provider of approximately $3,000 per dose, any inventory build-up would require significant use of a healthcare provider’s working capital. With no incentive to stockpile inventory (per the above points), healthcare providers would be unlikely to finance inventory in excess of what is scheduled to be infused. This is further supported by the nature of the return provision, which would require the healthcare provider to finance the product until expiration (i.e. the return provision is not triggered until expiration of the product).

6.
Aside from statutorily-mandated discounts for government programs (e.g. Medicaid), we are not offering healthcare providers price concessions (e.g. discounts, rebates) at this time that would promote bulk or advance purchasing.

In other words, we expect healthcare providers to take possession of product on an as-needed basis (when patient infusion is expected) as seen with other marketed biologic drugs from companies such as Amgen, Biogen Idec and Genentech. Therefore, despite the extended return period, we do not anticipate that product will build up with, or be returned by, the healthcare providers.
•
We view BENLYSTA’s status as the first new drug for SLE in 50 years as a positive factor increasing the probability of product consumption, and thereby supporting revenue recognition, upon sell-through. The lack of effective treatments for this disease, the absence of FDA-approved competitors, and the strong support from patient advocacy groups suggests encouraging demand for BENLYSTA. Among U.S. rheumatologists, our market research indicates nearly 100% are aware of BENLYSTA and 90% intend to use it for their appropriate patients. In addition, we are not aware of any products approaching regulatory approval in the near-term that would diminish demand or increase the risk of obsolescence.

For the reasons articulated in the preceding paragraphs, we believe that the criteria for revenue recognition relating to the price being fixed or determinable is met upon shipment of the product to the healthcare providers. Based on the factors outlined above, we have determined we have the ability to make a reasonable estimate of the potential returns from our customers. Further, given the factors outlined above, we do not expect this return rate to be significant and our current returns allowance rate is approximately 1% of recorded gross sales, which is within the 0.4% to 1.5% range of returns provision disclosed by public biotechnology companies including Amgen, Biogen Idec, and Genentech since 2008. Our current returns allowance rate is also consistent with management experiences working at other biotechnology companies. As we accumulate BENLYSTA sales history, we will incorporate our actual returns experience into our analysis and account for any change in estimate in the period of change or future periods as applicable (i.e. prospectively).
To the extent that we did not specifically address them above, we do not believe any of the other factors outlined in ASC 605-15-25-3 preclude us from making a reasonable estimate of returns:
a)
Susceptibility of the product to significant external factors: The probability of external factors such as obsolescence is currently low given the industry’s long product lead/approval times. We are not aware of any relevant, near-term external factors at this time.

b)
Relatively long periods in which a particular product may be returned: BENLYSTA returns will be accepted within a timeframe that is consistent with the industry—expiration until 12 months post-expiry. We have discussed this factor above.

c)
Absence of historical experience with similar types of sales of similar products: Despite our limited sales history, we believe the factors discussed above provide sufficient evidence to support a reasonable returns reserve at the time of shipment to the healthcare provider. Additionally, we believe the sales experience of other marketed biologic drugs from other companies provides corroborating evidence in support of our conclusions.

d)
Absence of a large volume of relatively homogeneous transactions: While there is a lack of a large volume of homogenous transactions at this point, we believe this factor is outweighed by the other factors already discussed.

Likewise, we considered SAB 13:A4b and believe the factors outlined in SAB 13:A4b do not preclude us from making a reasonable estimate of returns:
1)
Significant increases in or excess levels of inventory in a distribution channel: As discussed above, we do not believe it is currently appropriate to recognize revenue while the product is in the distribution channel. There is little risk of excess levels of inventory at the time of revenue recognition (i.e., at the healthcare provider).

2)
Lack of “visibility” into or the inability to determine or observe the levels of inventory in a distribution channel and the current level of sales to end users: As discussed above, there is little risk of excess levels of inventory at the time of revenue recognition (i.e. at the healthcare provider). Also, we will maintain visibility into sales to healthcare providers via regular inventory reports and shipment reports from distributors and wholesalers as well as third-party demand data commonly used in the industry.

3)
Expected introductions of new products that may result in the technological obsolescence of and larger than expected returns of current products: We have no plans to introduce products that will compete with or replace BENLYSTA in the near-term. We are also not aware of any near-term planned introduction of competing products from any of our competitors.

4)
Significance of a particular distributor to the business: Given revenue is not recognized until the product is sold through to the healthcare provider, the significance of any single distributor is not relevant. Further, sales to any single healthcare provider will not be significant to the Company’s revenue.

5)
Newness of a product: As discussed above, although BENLYSTA is a new product, by delaying revenue recognition until the product is shipped to the healthcare providers, we obtain a sound basis with which to develop a reasonable estimate of returns. In addition, as we have discussed earlier, although BENLYSTA is novel from a therapeutic standpoint, the type of product, method of administration (infusion), target healthcare provider, and distribution model are not novel, but rather similar to that of other marketed drugs.

6)	Introduction of competitors’ products with superior technology or greater expected market acceptance: We are not aware of any products approaching regulatory approval in the near-term.
7)	Other factors that affect market demand and changing trends in demand for the registrant’s products: We are not aware of such factors at this time.

Form 10-Q for the Quarterly Period Ended March 31, 2011
Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Product sales, page 7
•
Please demonstrate to us how your selling price is fixed or determinable, as required by SAB 13:A1, in light of this “novel therapy” being your first commercialized product and the various rebates, chargebacks and discounts you anticipated granting and product returns you expect to receive. Please provide us proposed disclosure to be included in MD&A in future periodic reports that discloses:

•
the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

•
the factors that you consider in estimating each accrual such as levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

•
both quantitative and qualitative information considered in the previous bullet point and discusses to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand).

•	a roll forward of the accrual for each estimate for each period presented showing the following:
•	Beginning balance,
•	Current provision related to sales made in current period,
•	Current provision related to sales made in prior periods,
•	Actual returns or credits in current period related to sales made in current period,
•	Actual returns or credits in current period related to sales made in prior periods, and
•	Ending balance.
•
In future discussions of results of operations for the period to period revenue comparisons, discusses the amount of and reason for fluctuations for each type of reduction of gross revenue, such as product returns, chargebacks, customer rebates, and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

Response:
Our net product sales represent total gross invoice sales price (to distributors or wholesalers), less deductions for chargebacks, distributor / wholesaler deductions, co-pay assistance, rebates, and product returns. We record these deductions, and therefore determine our net price, as follows:
•
Chargebacks: At this time, chargebacks only apply to sales to Public Health Service (“PHS”) institutions and Federal government entities purchasing via the Federal Supply Schedule (“FSS”). Because of our visibility of sales to PHS institutions and Federal government entities through our distributor and wholesale channels, as well as the fact that chargebacks are typically credited within two to three weeks of receiving a claim, chargeback deductions recorded in our annual and quarterly financial statements do not represent estimates.

•
Distributor / wholesaler deductions: Distributor / wholesaler deductions are based on fixed fees ($  per vial) and fixed rates (% of sales), defined in distributor and wholesaler agreements, and the recorded sales through distributors and wholesalers during the period. These amounts are known at the time revenue is recorded (i.e., upon shipment to the healthcare providers). Accordingly, these deductions do not represent estimates.

•
Co-pay assistance: At this time, co-pay assistance deductions are based on actual loading of value onto co-pay cards and an estimated usage schedule for each card. We have determined a reasonable estimate of usage based on BENLYSTA’s recommended infusion schedule and the number of infusions covered specifically by a co-pay card value load. Cards are only activated and loaded with value after a patient has applied to the co-pay program and that patient’s benefits have been verified. Each value load is calculated to cover the co-pay amount for a fixed number of infusions for that specific patient. We receive information daily from a contracted, third-party program administrator regarding prior-day card activations, loads, and redemptions. We will continually update our estimates and record any necessary adjustments to the reserves as actual redemptions occur.

•
Rebates: At this time, rebates only apply to sales under the Medicaid Drug Rebate Program. Medicaid rebate deductions are based on a statutorily-defined discount rate, currently 23.1% for BENLYSTA, and an estimated share of sales subject to Medicaid rebates. While we have a limited sales history, we have determined a reasonable estimate of the Medicaid share of our sales based on third party analysis of ambulatory healthcare data provided by the Centers for Disease Control and Prevention. We will continually update our estimates and record any necessary adjustments to the reserves as actual rebates are paid, additional market research is conducted, or new statutes are enacted.

•	Product returns: Please see our earlier response to comment 3 for a complete discussion.

While we believe we have a reasonable basis for determining the estimates indicated above, the actual amount of allowances may be different from our estimates. However, our internal controls include continuously monitoring estimates for potential updates needed to reflect any additional information that becomes available.
In response to comment 3, we will prospectively amend our Critical Accounting Policies and the Use of Estimates disclosure in our MD&A as provided in Exhibit A to this letter. For your convenience, changes shown in Exhibit A are indicated by underlining. Also, we will prospectively update Note 1, Summary of Significant Accounting Policies, of the Notes to the Consolidated Financial Statements to reflect disclosures similar to those in Exhibit A to this letter. In future discussions of results of operations for period to period revenue comparisons in MD&A, we will also discuss the amount of and reasons for fluctuations for each type of reduction of gross revenue, such as chargebacks, rebates, product returns and other discounts and allowances, including the effect of changes in our estimates on revenues and operations, to the extent material.
Note 5. Other Financial Information
Inventory, page 18
4.
Please provide us proposed revised disclosure to be included in future periodic reports that discloses the amount of BENLYSTA-related inventory costs that were charged to research and development expense prior to when you began capitalizing these costs and the amount of any zero-cost inventory on hand at the reporting date. In addition, please provide us proposed revised MD&A disclosure that discusses the impact on the cost of product sales and related gross margin of this zero-cost inventory sold during each period presented.

Response:
Our proposed revised Other Financial Information, Inventory, footnote disclosure is as follows:
Inventory
Inventories consist of the following:

	June 30, 2011				December 31, 2010
	Current		Non-current		Current		Non-current

Raw materials	$	[____]	$	[____]	$	[____]	$	[____]
Work-in-process		[____]		[____]		[____]		[____]
Finished goods		[____]		[____]		[____]		[____]

Total	$	[____]	$	[____]	$	[____]	$	[____]

Inventory that is not expected to be consumed or sold until more than twelve months from the balance sheet date is classified as non-current.
BENLYSTA-related inventories that were either purchased or manufactured prior to the date the Company began capitalizing BENLYSTA inventory were $[____] and $[____] as of June 30, 2011 and December 31, 2010, respectively. These inventories have a carrying value of zero, as the costs to produce this inventory were expensed as research and development expense in the period manufactured, and accordingly are not reflected in the inventory balances shown above. These inventories may be used in clinical trials or sold as commercial product.
We will also include the following disclosures regarding zero-cost inventory in the cost of sales section of MD&A — Results of Operations:
Cost of sales. Cost of product sales and gross margins for the [____] months ended [____] reflects the benefit of selling BENLYSTA inventory with a $0 cost basis because such inventory was manufactured prior to our capitalization date and charged to research and development expense in the period manufactured. Product sales of $[____] million was sold with no related cost of sales, other than royalties and distribution costs, for the [____] months ended [____]. As of [____], we have approximately $[____] million of BENLYSTA product with no carrying value, and accordingly, we expect our future cost of product sales and our gross margins to benefit from utilization of this inventory until it has all been utilized.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and the Use of Estimates
Non-current inventory, page 23
5.
You identify inventory that is not expected to be sold within the next year as a critical accounting policy/estimate, yet you do not appear to discuss why it represents one of your “most difficult, subjective or complex judgments” or the potential impact on results of operations, financial position or cash flows related to reasonably likely changes in those judgments. Please provide us proposed disclosure to be included here or elsewhere in MD&A in future periodic reports to address the following comments:

•
Explain your business purpose for carrying inventory that you do not expect to sell within the next year. Discuss the risks associated with any sole-or limited-sources of supply that you may be attempting to mitigate and the impact on liquidity and cash flows of carrying inventory for more than a year.

•	Disclose the components of non-current inventory between raw materials, work-in-process and finished goods.
•
Disclose how you evaluate non-current inventory for potential impairment. In your disclosure, please address how you estimate product demand and the shelf-life of your product and its raw materials, if different from finished goods. Discuss whether reasonably possible changes in your estimate of product demand would result in excess or obsolete inventory and, if so, disclose the reasonably possible changes and the resulting impact on inventory reserves.

Response:
We propose including the following disclosures regarding non-current inventory in the Critical Accounting Policies section of MD&A:
Non-current inventory. Inventory that is not expected to be utilized until more than twelve months from the balance sheet date is classified as non-current. Estimating the level of inventory utilization for the upcoming twelve months requires management to exercise significant judgment. We maintain inventory levels in excess of twelve months to mitigate risks such as product shortage due to higher than anticipated product demand, long lead times for manufacturing finished goods, supply interruptions for raw materials, risks of production disruptions at our sole manufacturing site due to contamination, equipment failure or other facility-related issues. Carrying such levels of inventory impacts our liquidity and cash flows since the inventory will not be converted to cash for more than one year from the balance sheet date.
Inventory is evaluated for impairment by consideration of factors such as lower of cost or market, net realizable value, obsolescence or expiry. Our inventories have carrying values that do not exceed market cost nor do they exceed net realizable value. We believe BENLYSTA has limited risk of obsolescence at this time based on our market research, which is used to estimate future demand.
We evaluate our expiry risk by evaluating current and future product demand relative to product shelf life. We build demand forecasts by considering factors such as, but not limited to, overall market potential, market share, market acceptance and patient usage. Currently, the shelf life of our raw materials and work in process is approximately one to five years and three years, respectively. The shelf life for finished goods is three years. The product shelf life resets as inventory moves through each stage of completion.
We do not expect that reasonable changes to current demand estimates would result in any excess or obsolete inventory at the current time.

See our response to comment 4 for disclosures relating to the components of non-current inventory.
Definitive Proxy filed March 30, 2011
6.
We have not yet reviewed the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Response:
We understand that, as of the date of the comment letter, the Staff had not yet reviewed the information contained in Part III of our Form 10-K for the annual period ended December 31, 2010. On May 12, 2011, we received additional comments from the Staff related to our proxy statement and we addressed those comments in separate correspondence to the Staff on May 26, 2011. The Company acknowledges that the Staff will not be able to clear its review of the Company’s filing until the Staff has had the opportunity to review the Company’s responses to those comments.
In connection with these responses, we acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff’s comments and request that the Staff contact the undersigned at (301) 315-1780 with any questions or comments regarding this letter.

Respectfully submitted,
/s/ David P. Southwell
David P. Southwell
Executive Vice President and Chief Financial Officer

Exhibit A
Critical Accounting Policies and the Use of Estimates
Product sales. Product sales consist of U.S. sales of BENLYSTA and raxibacumab. Revenue from product sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred and title to product and associated risk of loss have passed to the customer, the price is fixed or determinable, collection from the customer is reasonably assured, all performance obligations have been met, and returns can be reasonably estimated. Product sales are recorded net of accruals for estimated rebates, chargebacks, discounts and other deductions (collectively, “sales deductions”) and returns. Amounts accrued for sales deductions and returns are adjusted when trends, significant events, or actual results indicate that adjustment is appropriate. With the exception of allowances for prompt payment, allowances for sales deductions and returns are included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.
We do not record sales deductions and returns for sales of raxibacumab due to the absence of discounts and rebates under our sales agreement with the United States Government (see Note 4, Collaborations and Other Agreements, of the Notes to the Consolidated Financial Statements). We estimate BENLYSTA sales deductions and returns utilizing actual sales data, contracts with distributors and wholesalers and third-party market research. Our estimates and assumptions are subject to inherent limitations and may need to be adjusted accordingly on a prospective basis. Specific considerations for BENLYSTA sold in the U.S. are as follows:
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With respect to BENLYSTA, we have determined that we qualify as the principal based on various elements of our agreement with GSK, including responsibility for manufacturing product for sale in the U.S., inventory risk and primary responsibility over changes to the product, including product specifications. We have an agreement with GSK whereby GSK provides distribution services.

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BENLYSTA is distributed in the United States using specialty distributors and wholesalers. Under this model, exclusive distributors purchase and take physical delivery of product, and then sell to physicians or their clinics. Because we received FDA approval in the first quarter of 2011, we currently cannot make a reasonable estimate of future product returns when product is delivered to distributors. Therefore, we currently do not recognize revenue upon product shipment to specialty distributors, even though the distributor is invoiced upon product shipment. Instead, we recognize revenue through the specialty distributor channel at the time of shipment to the physicians or their clinics. Wholesalers supply product to all other healthcare providers (e.g. hospitals, pharmacies), however they do not take physical delivery of product. All wholesaler orders are drop-shipped directly to the healthcare providers. For wholesaler purchases, we currently recognize revenue upon shipment to the healthcare provider.

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Product returns. BENLYSTA customers are not offered a general right of return. However, we will accept product that is damaged or defective when shipped directly from GSK or for expired product up to 12 months subsequent to its expiration date. Due to the price of BENLYSTA and limited contractual rights of return, healthcare providers generally only carry inventory quantities sufficient to meet projected short-term demand. Once product has been delivered to healthcare providers, the risk of material returns is significantly mitigated, and we are able to make a reasonable estimate of future returns at that point. In developing estimates for sales returns, we consider shelf life of the product, expected demand based on market data and publicly available return rates used for other biologic drugs. In addition, we consider the price of the product, the nature of healthcare providers, the ability of healthcare providers to obtain product on a just-in-time basis, the predictability of patient infusion and dosing and the absence of financial incentives that would promote bulk or advance purchasing. For reference, a 0.5% change to the return allowance percentage as of June 30, 2011 would result in a net product sales adjustment of approximately $[____] million and $[____] million for the three and six months ended June 30, 2011, respectively.

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Rebates: Allowances for rebates include mandated discounts under the Medicaid Drug Rebate Program. Rebates are amounts owed after the final dispensing of the product to a benefit plan participant and are based upon contractual agreements or legal requirements with public sector (e.g. Medicaid) benefit providers. The allowance for rebates is based on statutory discount rates and expected utilization. Our estimates for expected utilization for rebates are based in part on third party market research data. Rebates are generally invoiced and paid quarterly in arrears so that the accrual balance consists of an estimate of the amount expected to be incurred for the current quarter’s activity, plus an accrual balance for known prior quarters’ unpaid rebates. If actual future rebates vary from estimates, we may need to adjust prior period accruals, which would affect revenue in the period of adjustment. For reference, a 0.5% change to the rebate allowance percentage as of June 30, 2011 would result in a net product sales adjustment of approximately $[____] million and $[____] million for the three and six months ended June 30, 2011, respectively.

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Chargebacks: Chargebacks are discounts that occur when contracted customers purchase directly from an intermediary distributor or wholesaler. Contracted customers, which currently consist primarily of Public Health Service institutions and Federal government entities purchasing via the Federal Supply Schedule, generally purchase the product at a discounted price. The distributor or wholesaler, in turn, charges back the difference between the price initially paid by the distributor or wholesaler and the discounted price paid to the distributor or wholesaler by the customer. The allowance for distributor/wholesaler chargebacks is based on known sales to contracted customers.

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Distributor / Wholesaler Deductions: U.S. specialty distributors and wholesalers are offered various consideration including allowances, service fees and prompt payment discounts. Distributor allowance and service fees arise from contractual agreements with distributors and are generally a fixed rate per vial purchased. Wholesale customers are offered a prompt pay discount for payment within a specified period. Distributor allowance and service fees and wholesaler prompt payment discounts recorded in our statement of operations are based on actual product sales and are not estimates.

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Co-pay assistance. Patients who have commercial insurance and meet certain eligibility requirements may receive co-pay assistance. We accrue a liability for co-pay assistance based on actual program participation and estimates of program redemption using data provided by third-party administrators. For reference, a 0.5% change to the co-pay allowance percentage as of June 30, 2011 would result in a net product sales adjustment of approximately $[____] million and $[____] million for the three and six months ended June 30, 2011, respectively.

The following table summarizes BENLYSTA sales deductions and return amounts recorded in Accrued expenses in our consolidated balance sheet for the six-months ended June 30, 2011 (in thousands):

Wholesale/Distributor
	Rebates &		Deductions &
	Chargebacks		Co-pay Assistance	Returns		Total

Balance as of January 1, 2011	$	[____]	$ [____]	$	[____]	$	[____]

Reserve for current period sales		[____]	[____]		[____]		[____]
Adjustment for prior period sales		[____]	[____]		[____]		[____]
Credits/payments for prior period sales		[____]	[____]		[____]		[____]
Credits/payments for current period sales		[____]	[____]		[____]		[____]

Balance as of June 30, 2011	$	[____]	$ [____]	$	[____]	$	[____]

We are not the principal with respect to BENLYSTA sold in the rest of world (“ROW”). Therefore, we will not record product sales with respect to this activity.